Exhibit (a)(5)(U)

QIAGEN reports full results for second quarter and first half of 2020

•	Q2 2020 results:

•	Net sales of $443.3 million (+16% actual, +19% CER)

•	Diluted EPS $0.38; adjusted EPS $0.55 ($0.56 CER, +70% CER)

•	H1 2020 results:

•	Net sales of $815.3 million (+12% actual, +14% CER)

•	Diluted EPS $0.56; adjusted EPS $0.89 ($0.90 CER, +50% CER)

•	QIAGEN Boards have reaffirmed unanimous recommendation that QIAGEN shareholders accept Thermo Fisher Offer and tender their shares on or before August 10

Venlo, the Netherlands, August 4, 2020 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced full results of operations for the second quarter and first half of 2020, with net sales and adjusted earnings per share (EPS) in line with the preliminary results announced on July 9, 2020, and July 13, 2020. Net sales for the second quarter of 2020 grew 16% over the second quarter of 2019 (+19% at constant exchange rates, or CER), and adjusted earnings per share were $0.56 CER (+70% CER) for the quarter.

“The unprecedented demand for products used in coronavirus testing is driving QIAGEN’s performance in 2020. Our employees around the world are fully mobilized to serve all of our customers in the public health response to the pandemic throughout the world,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. “Sales of testing solutions for the novel coronavirus were strong across all regions in the first half of 2020, for research in the Life Sciences and among Molecular Diagnostics customers for use in identifying patients with COVID-19. Demand for QuantiFERON-TB and other applications was reduced as the pandemic continues to curtail demand for non-COVID-19 healthcare and research activity.”

Mr. Bernard continued: “We recently reached an amended business combination agreement with Thermo Fisher Scientific Inc., increasing the tender offer price for QIAGEN shares to €43.00. QIAGEN’s Supervisory Board and Managing Board reaffirmed their unanimous support for the offer and their unanimous recommendation that QIAGEN shareholders accept and tender all of their QIAGEN shares in the offer prior to the end of the acceptance period, which has been extended to August 10, 2020. We look forward to working closely with Thermo Fisher to successfully complete this transaction.”

Roland Sackers, Chief Financial Officer of QIAGEN N.V., added: “QIAGEN’s swift response in scaling up production capacity for testing solutions to help fight the pandemic supported the double-digit sales growth in the second quarter. The coronavirus pandemic also had an impact on our business environment, reducing operating costs such as marketing and travel, and therefore resulting in an improvement of adjusted operating income margin and free cash flow.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q2			H1
	2020	2019	Change	2020	2019	Change
Net sales	443.3	381.6	16% (19% CER)	815.3	730.3	12% (14% CER)
Operating income	118.7	60.2	97%	186.0	101.3	84%
Adjusted operating income	159.9	99.1	61%	260.0	177.0	47%
Net income	89.8	44.7	101%	129.6	74.2	75%
Adjusted net income	128.8	77.4	66%	207.3	139.4	49%
Diluted EPS(1)	$0.38	$0.19	100%	$0.56	$0.32	70%
Adjusted diluted EPS(1)	$0.55 $0.56 CER	$0.33	67% 70% CER	$0.89 $0.90 CER	$0.60	48% 50% CER

Net cash provided by operating activities	134.7	82.5	63%	150.6	127.2	18%
Less purchases of property, plant and equipment	(30.2)	(31.0)		(50.2)	(54.4)

Free cash flow	104.5	51.5	103%	100.4	72.9	38%

(1)	Weighted number of diluted shares (Q2 2020: 234.0 million, Q2 2019: 232.7 million); (H1 2020: 233.1 million, H1 2019 233.2 million)

Please refer to accompanying tables for reconciliation of reported to adjusted figures.

CER - Constant exchange rates. CER sales results (Q2 2020: $452.4 million, H1 2020: $831.4 million)

Percentage changes are to prior-year periods. Tables may have rounding differences.

Net sales by product category and customer class

	Q2 2020				H1 2020
	Net sales: $443.3 million				Net sales: $815.3 million
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$375	+12%	+14%	85%	$701	+8%	+10%	86%
Instruments	$68	+45%	+48%	15%	$114	+38%	+41%	14%

Molecular Diagnostics(1)	$204	+9%	+12%	46%	$380	+7%	+9%	47%
Life Sciences	$239	+23%	+25%	54%	$435	+16%	+18%	53%
Academia / Applied Testing	$164	+39%	+42%	37%	$287	+26%	+28%	35%
Pharma	$75	-1%	0%	17%	$148	+1%	+2%	18%

(1)	Includes companion diagnostic co-development sales (Q2 2020: $7 million, -31%, -30% CER; H1 2020: $14 million, -39%, -39% CER)

Tables may have rounding differences. Percentage changes are to prior-year periods.

Net sales by geographic region

	Q2 2020				H1 2020
	Net sales: $443.3 million				Net sales: $815.3 million
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$177	-2%	-1%	40%	$351	0%	+1%	43%
Europe / Middle East / Africa	$164	+40%	+44%	37%	$293	+29%	+33%	36%
Asia-Pacific / Japan(1)	$99	+20%	+23%	23%	$168	+11%	+14%	21%

(1)	Asia-Pacific / Japan sales excluding China (Q2 2020: +32%, +35% CER and H1 2020: +18%, +21% CER)

Tables may have rounding differences. Percentage changes are to prior-year periods. Rest of world represented less than 1% of sales.

Second quarter 2020 results

Total net sales rose 16% to $443.3 million in the second quarter of 2020 from $381.6 million in the same period of 2019. Growth was 19% at constant exchange rates (CER) as currency movements against the U.S. dollar had a negative impact of about three percentage points on the results.

Instrument sales increased 48% CER and 45% at actual rates in the second quarter of 2020 to $67.8 million from $46.7 million in the same period of 2019 amid ongoing strong demand for QIAGEN platforms, including the QIAsymphony automation system and the QIAcube family of sample processing instruments. Sales of consumables and related revenues rose 14% CER and 12% at actual rates to $375.5 million from $334.9 million in the year-ago period as demand remains high for products used in coronavirus testing. These products include RNA sample technology kits, reagents sold to third parties for use in their own kits, and cartridges for the QIAstat-Dx syndromic testing platform. Among the customer classes, Life Sciences sales increased 25% CER and 23% at actual rates to $238.9 million from $193.6 million in the second quarter of 2019, while Molecular Diagnostics sales grew 12% CER and 9% at actual rates to $204.3 million from $188.0 million in the year-ago period. The QuantiFERON-TB test for latent tuberculosis detection ($33.4 million, -46% CER, -46% at actual rates) faced significant headwinds in the U.S. and Europe due to reduced demand, but experienced accelerating trends in regions where quarantines and lockdown measures have been eased.

Operating income rose 97% to $118.7 million in the second quarter of 2020 from $60.2 million in the second quarter of 2019. Adjusted operating income – which excludes purchased intangibles amortization, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring – rose 61% to $159.9 million (36% of sales) from $99.1 million (26% of sales) in the second quarter of 2019.

Net income was $89.8 million in the second quarter of 2020, or $0.38 per diluted share (based on 234.0 million diluted shares), compared to $44.7 million, or $0.19 per diluted share (based on 232.7 million diluted shares) in the same period of 2019. Adjusted net income rose to $128.8 million, or $0.55 per diluted share ($0.56 CER), from $77.4 million, or $0.33 per diluted share, in the prior-year quarter.

First half 2020 results

Total net sales rose 12% to $815.3 million in the first half of 2020 from $730.3 million in the same period of 2019. Growth was 14% at constant exchange rates (CER) as currency movements against the U.S. dollar had a negative impact of two percentage points.

Operating income rose 84% to $186.0 million in the first half of 2020 from $101.3 million in the first half of 2019. Results for the 2020 period included pre-tax charges of $2.4 million related to restructuring measures announced in 2019 to discontinue next-generation sequencing (NGS) instrument development programs and prioritize resource allocation. Adjusted operating income - which excludes purchased intangibles amortization, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring - rose 47% to $260.0 million (32% of sales) from $177.0 million (24% of sales) in the first half of 2019.

Net income was $129.6 million in the first half of 2020, or $0.56 per diluted share (based on 233.1 million diluted shares), compared to $74.2 million, or $0.32 per diluted share (based on 233.2 million diluted shares) in the same period of 2019. Adjusted net income rose to $207.3 million in the first half of 2020, or $0.89 per diluted share ($0.90 CER), from $139.4 million, or $0.60 per diluted share, in the first half of 2019. Results for the first half of 2020 included an after-tax charge of $0.01 per share (based on 233.1 million diluted shares) for the restructuring measures announced in 2019.

Balance sheet and cash flows

At June 30, 2020, cash, cash equivalents and restricted cash rose to $692.2 million from $629.4 million at December 31, 2019. Net cash provided by operating activities for the first six months of 2020 rose to $150.6 million, which included $46.0 million of cash payments for restructuring measures, compared to $127.2 million in the same period of 2019. Purchases of Property, Plant and Equipment declined to $50.2 million (6% of sales) from $54.4 million (7% of sales) in the same period of 2019. Free cash flow rose to $100.4 million for the first six months of 2020 from $72.9 million in the same period of 2019. Net cash used in investing activities was $66.9 million in the 2020 period, which included $80.9 million for digital PCR assets. This compares to net cash used in investing activities in the first six months of 2019 of $128.4 million, which included $125.0 million for the acquisition of digital PCR assets. Net cash used in financing activities was $16.4 million for the first six months of 2020 compared to $534.1 million in the 2019 period, which included $430.0 million for redemption of the 2019 convertible notes and $74.4 million for the share repurchase program.

Amended Terms of the Business Combination Agreement with Thermo Fisher

On July 16, 2020, an amendment was announced to the business combination agreement under which Thermo Fisher has commenced a tender offer to acquire all of the ordinary shares of QIAGEN. Thermo Fisher increased the original offer price of €39.00 to €43.00 per QIAGEN share in cash. The amendment also provides for a reduction of the minimum acceptance threshold from 75% to 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the acceptance period on August 10, 2020, as well as a $95.0 million expense reimbursement payment payable by QIAGEN to Thermo Fisher if the minimum acceptance threshold is not met.

The members of QIAGEN’s Supervisory Board and Managing Board have reaffirmed their unanimous support for the offer and their unanimous recommendation that all QIAGEN shareholders accept and tender all of their QIAGEN shares in the offer prior to the end of the acceptance period. Each of the members of the QIAGEN Boards have tendered all of their shares into the offer. A Supplemental Reasoned Position Statement was released on July 22, 2020, and is available on QIAGEN’s website at www.qiagen.com.

Conference call

In light of the announced transaction with Thermo Fisher, QIAGEN is no longer holding investor conference calls for quarterly results.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross profit, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted income taxes and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2020, QIAGEN employed more than 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected outlook, net sales, net sales of particular products (including anticipated sales of its QFT-Plus test for latent TB, its portfolio of next generation sequencing solutions and QIAstat-Dx), net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, the expected continuation of trends from the second quarter and first half of 2020, product demand, capacity expansion, liquidity position, product launches (including anticipated launches of next generation sequencing solutions, the QIAstat-Dx syndromic testing platform, a gastrointestinal panel in the U.S., and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in its portfolio and share repurchase commitments, plans to shift its Global Operations organization to a regional manufacturing structure, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, the recommended offer by Thermo Fisher Scientific, Inc. and the expected benefits related to the proposed transaction, the acquisition of NeuMoDx, NeuMoDx’s business plans, and the expected divestiture of ArcherDX, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions, including the pending acquisition by Thermo Fisher Scientific Inc., may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher or its acquisition subsidiary file with the SEC and publish in Germany. The terms and conditions of the tender offer are published in, and the offer to purchase ordinary shares of QIAGEN is made only pursuant to, the offer document as permitted for publication by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and related offer materials prepared by Thermo Fisher and its acquisition subsidiary, including the amendment of the offer. The offer document and related offer materials have been published in Germany and filed with the SEC in a tender offer statement on Schedule TO on May 18, 2020, as amended from time to time. The amendment of the offer has been published in Germany and filed with the SEC in an amendment to the tender offer statement on Schedule TO on July 17, 2020. QIAGEN has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer on May 18, 2020, as amended from time to time; in addition, QIAGEN has published a document combining the recommendation statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) and the position statement (gemotiveerde standpuntbepaling) pursuant to Section 18 and appendix G of the Dutch Decree on Public Takeovers (Besluit Openbare Biedingen). In addition, on July 22, 2020, QIAGEN has published a supplement to the solicitation/recommendation statement, which QIAGEN filed with an amendment to its solicitation/recommendation statement on Schedule 14D-9 with the SEC. The offer document for the tender offer and the amendment of the offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the tender offer, among other things, are published on the internet at https://corporate.thermofisher.com/en/offer.html.

Acceptance of the tender offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the tender offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

THE TENDER OFFER MATERIALS (INCLUDING THE OFFER DOCUMENT, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SEC. 27 WPÜG AND POSITION STATEMENT (GEMOTIVEERDE STANDPUNTBEPALING) PURSUANT TO SECTION 18 AND APPENDIX G OF THE DUTCH DECREE ON PUBLIC TAKEOVERS (BESLUIT OPENBARE BIEDINGEN), AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY, AND NOT THIS DOCUMENT, GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials, including the offer document, the amendment of the offer and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement, the supplemental solicitation/recommendation statement and other documents filed with the SEC by Thermo Fisher or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at QIAGEN’s website at www.qiagen.com or by contacting QIAGEN’s investor relations department at 240-686-2222 or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, Thermo Fisher’s tender offer statement and other documents filed with the SEC are available at https://ir.thermofisher.com/investors. Furthermore, copies of the offer document and the amendment of the offer are also available free of charge by contacting D.F. King & Co., Inc., Thermo Fisher’s information agent for the tender offer.

Contacts

John Gilardi

Vice President Corporate Communications and Investor Relations

+49 2103 29 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh

Director Investor Relations

+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer

Senior Director Public Relations and Digital Communications

+49 2103 29 11826 and +1 240 686 7425 / thomas.theuringer@qiagen.com

Robert Reitze

Senior Manager Public Relations

+49 2103 29 11676 / robert.reitze@qiagen.com

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months
	ended June 30,
(In $ thousands, except per share data)	2020	2019
Net sales	443,252	381,612
Cost of sales:
Cost of sales	133,340	115,969
Acquisition-related intangible amortization	14,942	19,728

Total cost of sales	148,282	135,697

Gross profit	294,970	245,915

Operating expenses:
Research and development	31,818	40,827
Sales and marketing	94,376	100,686
General and administrative	23,863	29,590
Acquisition-related intangible amortization	5,022	8,687
Restructuring, acquisition, integration and other, net	21,121	4,805
Long-lived asset impairments	75	1,144

Total operating expenses	176,275	185,739

Income from operations	118,695	60,176

Other income (expense):
Interest income	3,497	5,163
Interest expense	(17,440)	(18,226)
Other income, net	4,000	4,711

Total other expense	(9,943)	(8,352)

Income before income taxes	108,752	51,824
Income tax expense	18,988	7,096

Net income	89,764	44,728

Diluted net income per common share	$0.38	$0.19
Diluted net income per common share (adjusted)	$0.55	$0.33
Diluted shares used in computing diluted net income per common share	234,027	232,712

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Six months
	ended June 30,
(In $ thousands, except per share data)	2020	2019
Net sales	815,349	730,266
Cost of sales:
Cost of sales	246,787	222,306
Acquisition-related intangible amortization	30,054	37,205

Total cost of sales	276,841	259,511

Gross profit	538,508	470,755

Operating expenses:
Research and development	66,630	81,615
Sales and marketing	190,133	196,572
General and administrative	52,057	58,226
Acquisition-related intangible amortization	10,113	18,013
Restructuring, acquisition, integration and other, net	32,532	13,743
Long-lived asset impairments	1,034	1,258

Total operating expenses	352,499	369,427

Income from operations	186,009	101,328

Other income (expense):
Interest income	6,681	13,251
Interest expense	(36,362)	(38,616)
Other (expense) income, net	(1,246)	4,319

Total other expense	(30,927)	(21,046)

Income before income taxes	155,082	80,282
Income tax expense	25,489	6,034

Net income	129,593	74,248

Diluted net income per common share	$0.56	$0.32
Diluted net income per common share (adjusted)	$0.89	$0.60
Diluted shares used in computing diluted net income per common share	233,119	233,160

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended June 30, 2020

(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	443.3	295.0	118.7	108.8	(19.0)	17%	89.8	$0.38

Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	—	21.2	21.2	(5.3)		15.9	0.07
Purchased intangibles amortization	—	14.9	20.0	20.0	(5.1)		14.9	0.06
Non-cash interest expense charges	—	—	—	10.2	—		10.2	0.04
Other special income and expense items	—	—	—	(2.6)	0.6		(2.0)	0.00

Total adjustments	—	14.9	41.2	48.8	(9.8)		39.0	0.17

Adjusted results	443.3	309.9	159.9	157.6	(28.8)	18%	128.8	$0.55

*	Using 234.0 M diluted shares.

Three months ended June 30, 2019

(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	381.6	245.9	60.2	51.8	(7.1)	14%	44.7	$0.19

Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	4.5	10.5	10.5	(2.9)		7.6	0.03
Purchased intangibles amortization	—	19.7	28.4	28.4	(7.3)		21.2	0.09
Non-cash interest expense charges	—	—	—	9.3	—		9.3	0.04
Other special income and expense items	—	—	—	(3.8)	(1.6)		(5.4)	(0.02)

Total adjustments	—	24.3	38.9	44.4	(11.7)		32.7	0.14

Adjusted results	381.6	270.2	99.1	96.2	(18.8)	20%	77.4	$0.33

*	Using 232.7 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Six months ended June 30, 2020

(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	815.3	538.5	186.0	155.1	(25.5)	16%	129.6	$0.56
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.2	31.4	31.4	(8.0)		23.4	0.10
2019 restructuring measures	—	—	2.4	2.4	(0.6)		1.8	0.01
Purchased intangibles amortization	—	30.1	40.2	40.2	(10.2)		30.0	0.13
Non-cash interest expense charges	—	—	—	19.7	—		19.7	0.08
Other special income and expense items	—	—	—	3.7	(0.9)		2.8	0.01

Total adjustments	—	30.3	74.0	97.4	(19.7)		77.7	0.33

Adjusted results	815.3	568.8	260.0	252.5	(45.2)	18%	207.3	$0.89

*	Using 233.1 M diluted shares.

Six months ended June 30, 2019

(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	730.3	470.8	101.3	80.3	(6.0)	7%	74.2	$0.32
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	5.4	20.4	20.4	(5.5)		14.9	0.06
Purchased intangible amortization	—	37.2	55.2	55.2	(14.1)		41.1	0.18
Non-cash interest expense charges	—	—	—	21.2	—		21.2	0.09
Other special income and expense items	—	—	—	(3.8)	(8.3)		(12.1)	(0.05)

Total adjustments	—	42.6	75.7	93.1	(28.0)		65.2	0.28

Adjusted results	730.3	513.4	177.0	173.4	(34.0)	20%	139.4	$0.60

*	Using 233.2 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2020	December 31, 2019
Assets	(unaudited )
Current assets:
Cash and cash equivalents	688,264	623,647
Restricted cash	3,942	5,743
Short-term investments	55,981	129,586
Accounts receivable, net	372,473	385,117
Income taxes receivable	32,158	42,119
Inventories, net	202,804	170,704
Fair value of derivative instruments - current	150,962	107,868
Prepaid expenses and other current assets	129,014	105,464

Total current assets	1,635,598	1,570,248

Long-term assets:
Property, plant and equipment, net	475,099	455,243
Goodwill	2,134,810	2,140,503
Intangible assets, net	600,713	632,434
Deferred income tax assets	62,500	56,542
Fair value of derivative instruments - long-term	203,529	192,266
Other long-term assets	182,264	188,380

Total long-term assets	3,658,915	3,665,368

Total assets	5,294,513	5,235,616

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	305,776	285,244
Accounts payable	94,850	84,767
Fair value of derivative instruments - current	147,156	103,175
Accrued and other current liabilities	345,542	444,303
Income taxes payable	63,359	33,856

Total current liabilities	956,683	951,345

Long-term liabilities:
Long-term debt, net of current portion	1,400,179	1,421,108
Deferred income tax liabilities	21,872	23,442
Fair value of derivative instruments - long-term	191,070	196,929
Other long-term liabilities	103,858	106,201

Total long-term liabilities	1,716,979	1,747,680

Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,793,521	1,777,017
Retained earnings	1,262,077	1,178,457
Accumulated other comprehensive loss	(351,611)	(309,619)
Less treasury stock, at cost — 2,343 and 3,077 shares in 2020 and 2019, respectively	(85,838)	(111,966)

Total equity	2,620,851	2,536,591

Total liabilities and equity	5,294,513	5,235,616

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Six months ended June 30,
(In $ thousands)	2020	2019
Cash flows from operating activities:
Net income	129,593	74,248
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	97,016	121,625
Non-cash impairments	1,034	1,258
Amortization of debt discount and issuance costs	20,099	21,576
Share-based compensation expense	16,504	23,210
Deferred income tax benefit	(6,592)	(7,319)
Loss on marketable securities	167	897
Reversals of contingent consideration	—	(7,433)
Loss on sale of investment	2,250	—
Other items, net including fair value changes in derivatives	2,586	(5,250)
Net changes in operating assets and liabilities:
Accounts receivable	(8,479)	(16,291)
Inventories	(48,126)	(15,672)
Prepaid expenses and other current assets	(34,388)	656
Other long-term assets	897	376
Accounts payable	(1,197)	(10,600)
Accrued and other current liabilities	(63,828)	(41,945)
Income taxes	38,333	(13,113)
Other long-term liabilities	4,726	993

Net cash provided by operating activities	150,595	127,216

Cash flows from investing activities:
Purchases of property, plant and equipment	(50,179)	(54,359)
Purchases of intangible assets	(99,697)	(134,434)
Returns (purchases) of investments, net	229	(4,385)
Cash paid for acquisitions, net of cash acquired	(133)	(24,371)
Purchases of short-term investments	(24,877)	(181,696)
Proceeds from redemptions of short-term investments	98,229	254,734
Cash received for collateral asset	2,683	16,150
Other investing activities	6,855	10

Net cash used in investing activities	(66,890)	(128,351)

Cash flows from financing activities:
Proceeds from exercise of call option related to cash convertible notes	—	134,676
Payment of intrinsic value of cash convertible notes	(11,125)	(133,763)
Repayment of long-term debt	(23,000)	(433,400)
Proceeds from issuance of common shares	7,380	1,689
Tax withholding related to vesting of stock awards	(6,441)	(17,172)
Purchase of treasury shares	—	(74,394)
Cash received for collateral liability	20,169	1,200
Other financing activities	(3,381)	(12,935)

Net cash used in financing activities	(16,398)	(534,099)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,491)	771
Net increase (decrease) in cash, cash equivalents and restricted cash	62,816	(534,463)
Cash, cash equivalents and restricted cash, beginning of period	629,390	1,159,079

Cash, cash equivalents and restricted cash, end of period	692,206	624,616

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	150,595	127,216
Purchases of property, plant and equipment	(50,179)	(54,359)

Free Cash Flow	100,416	72,857

(1)

Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.